SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 7)*

Clearwire Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

18538Q105

(CUSIP Number)

David K. Schumacher

General Counsel

Crest Financial Limited

JP Morgan Chase Tower

600 Travis, Suite 6800

Houston, TX 77002

Tel: (713) 222 6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Stephen M. Gill

Kai Haakon E. Liekefett

Vinson & Elkins LLP

First City Tower

1001 Fannin Street, Suite 2500

Houston, TX 77002

Tel: (713) 758 2222

April 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Names of Reporting Persons Crest Financial Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, SC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,183,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,183,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,183,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.18%(1)
14	Type of Reporting Person (See Instructions) PN

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Crest Investment Company
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,183,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,183,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,183,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.18%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Jamal and Rania Daniel Revocable Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,183,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,183,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,183,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.18%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Jamal Daniel
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,183,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,183,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,183,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.18%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Rania Daniel
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,183,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,183,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,183,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.18%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons DTN LNG, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,623,249
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,623,249
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,623,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.38%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons DTN Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,173,249
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,173,249
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,173,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.46%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Daria Daniel 2003 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,391,083
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,391,083
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,391,083
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.49%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Thalia Daniel 2003 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,391,083
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,391,083
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,391,083
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.49%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Naia Daniel 2003 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,391,083
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,391,083
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,391,083
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.49%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons John M. Howland
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,000
	8	Shared Voting Power 10,173,249
	9	Sole Dispositive Power 23,000
	10	Shared Dispositive Power 10,173,249
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,196,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.46%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Eric E. Stoerr
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 22,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Halim Daniel 2012 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,051,521
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,051,521
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,051,521
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.58%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Halim Daniel
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Lebanon
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 200,000
	8	Shared Voting Power 11,051,521
	9	Sole Dispositive Power 200,000
	10	Shared Dispositive Power 11,051,521
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,251,521
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.61%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Michael Wheaton
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,051,521
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,051,521
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,051,521
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.58%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Uniteg Holding SA
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 600,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 600,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.09%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Crest Switzerland LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 600,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 600,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.09%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

This Amendment No. 7 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) of Crest Financial Limited (“CFL”), Crest Investment Company (“CIC”), the Jamal and Rania Daniel Revocable Trust (the “Jamal and Rania Daniel Trust”), Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC (“DTN LNG”), DTN Investments, LLC (“DTN Investments”), the Daria Daniel 2003 Trust (the “Daria Daniel Trust”), the Thalia Daniel 2003 Trust (the “Thalia Daniel Trust”), the Naia Daniel 2003 Trust (the “Naia Daniel Trust”), Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust (the “Halim Daniel Trust”), Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel Trust, Mr. Halim Daniel, Uniteg Holding SA (“Uniteg”) and Crest Switzerland, LLC (“Crest Switzerland” and, together with CFL, CIC, the Jamal and Rania Daniel Trust, Mr. Jamal Daniel, Mrs. Daniel, DTN LNG, DTN Investments, the Daria Daniel Trust, the Thalia Daniel Trust, the Naia Daniel Trust, Mr. Howland, Mr. Stoerr, the Halim Daniel Trust, Mr. Wheaton, solely in his capacity as trustee of the Halim Daniel Trust, Mr. Halim Daniel, Uniteg and Crest Switzerland, the “Reporting Persons”) that was filed in respect of Clearwire Corporation (the “Issuer”) on June 1, 2012 and amended by Amendment No. 1 filed on November 7, 2012 (“Amendment No. 1”), Amendment No. 2 filed on December 18, 2012 (“Amendment No. 2”), Amendment No. 3 filed on March 13, 2013 (“Amendment No. 3”), Amendment No. 4 filed on March 20, 2013 (“Amendment No. 4”), Amendment No. 5 filed on April 4, 2013 (“Amendment No. 5”) and Amendment No. 6 filed on April 9, 2013 (“Amendment No. 6”).

Item 2.	Identity and Background

Items 2(c) and (f) of the Schedule 13D are hereby amended and restated in their entirety as follows:

CFL is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities. The general partner of CFL is CIC, which owns a 1% interest in CFL. The sole limited partner of CFL is the Jamal and Rania Daniel Trust, which owns the remaining 99% interest in CFL.

CIC is a corporation under the laws of the State of Texas. Its principal business is investing in securities and serving as the general partner of CFL. The sole shareholder of CIC is the Jamal and Rania Daniel Trust, which owns a 100% interest in CIC.

The Jamal and Rania Daniel Trust is a revocable trust under the laws of the State of Texas. Its trustee is Mr. Daniel. Its grantors are Mr. Jamal Daniel and Mrs. Rania Daniel, who have joint power to revoke the trust.

Mr. Jamal Daniel is a citizen of the United States of America. His principal occupation is serving as President of CFL, as the Sole Director and President of CIC and as the trustee under the Jamal and Rania Daniel Trust.

Mrs. Rania Daniel is a citizen of the United States of America. Her principal occupation is homemaker.

DTN LNG is a limited liability company under the laws of the State of Delaware. Its principal business is investing in securities. The sole member of DTN LNG is DTN Investments, which owns a 100% interest in DTN LNG.

DTN Investments is a limited liability company under the laws of the State of Delaware. Its principal business is investing in securities. The members of DTN Investments are the Daria Daniel Trust, the Thalia Daniel Trust and the Naia Daniel Trust, each of which owns a 33 1/3% interest in DTN Investments.

The Daria Daniel Trust is an irrevocable trust under the laws of the State of Texas. Its trustee is Mr. Howland.

The Thalia Daniel Trust is an irrevocable trust under the laws of the State of Texas. Its trustee is Mr. Howland.

The Naia Daniel Trust is an irrevocable trust under the laws of the State of Texas. Its trustee is Mr. Howland.

Mr. Howland is a citizen of the United States of America. His principal occupation is serving as the trustee under the Daria Daniel Trust, the Thalia Daniel Trust and the Naia Daniel Trust.

Mr. Stoerr is a citizen of the United States of America. His principal occupation is serving as Senior Vice President of Energy of CIC.

The Halim Daniel Trust is a revocable trust under the laws of the Cayman Islands. Its trustee is Mr. Wheaton. Its grantor is Mr. Halim Daniel, who has the power to revoke the trust.

Mr. Halim Daniel is a citizen of Lebanon. His principal occupation is serving as a business executive.

Mr. Michael Wheaton is a citizen of the Cayman Islands. His principal occupation is as director of Axis International Management, Ltd.

Uniteg is a Société Anonyme under the laws of Switzerland. Its principal business is serving as a holding company. Crest Switzerland owns 100% of the interests in Uniteg.

Crest Switzerland is a limited liability company under the laws of the State of Delaware. Its principal business is investing in securities. CFL and DTN Investments each own 50% of the interests in Crest Switzerland.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph after the first paragraph thereof:

On April 10, 2013, CFL and CIC (collectively, the “Participants”) filed with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement and accompanying proxy card relating to Participants’ intention to solicit proxies from the stockholders of the Issuer in connection with a special meeting of such stockholders to be held to vote upon the proposed transaction between the Issuer and Sprint-Nextel Corporation (the “Preliminary Proxy Statement”) and issued a press release relating thereto (the “Press Release”), a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 4 of the Schedule 13D is hereby amended and supplemented by replacing the tenth paragraph thereof (counting the above paragraph) with the following paragraph:

THE PRELIMINARY PROXY STATEMENT IS AVAILABLE AT NO CHARGE ON THE WEBSITE OF THE PARTICIPANTS’ PROXY SOLICITOR AT HTTP://WWW.DFKING.COM/CLWR AND ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. THE PARTICIPANTS INTEND TO FILE WITH THE SEC A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD IN CONNECTION WITH SUCH PROXY SOLICITATION. WHEN COMPLETED, ANY SUCH DEFINITIVE PROXY STATEMENT AND PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF THE ISSUER AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE WEBSITE OF THE PARTICIPANTS’ PROXY SOLICITOR AT HTTP://WWW.DFKING.COM/CLWR AND ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD (WHEN AVAILABLE) AT NO CHARGE UPON REQUEST. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE PRELIMINARY PROXY STATEMENT. STOCKHOLDERS OF THE ISSUER ARE ADVISED TO READ THE PRELIMINARY PROXY STATEMENT, WHICH IS AVAILABLE NOW, AND ANY DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS IN ANY SUCH SOLICITATION.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Other than Asset Purchase Agreement as described in Item 3 hereof (which has been fully performed by the parties thereto in 2004), the Joint Filing Agreement attached hereto as Exhibit 1, the Press Release attached hereto as Exhibit 2, the Press Release attached to Amendment No. 6 as Exhibit 2, the FCC Letter attached to Amendment No. 6 as Exhibit 3, the Letter to the Board attached to Amendment No. 5 as Exhibit 2, the April 3 Press Release attached to Amendment No. 5 as Exhibit 3, the Demand Letter attached to Amendment No. 4 as Exhibit 2, the March 20 Press Release attached to Amendment No. 4 as Exhibit 3, the March 12 Press Release attached to Amendment No. 3 as Exhibit 2, the FCC Letter attached to Amendment No. 3 as Exhibit 3, the Press Release attached to Amendment No. 2 as Exhibit 2, the Stockholder Letter attached to Amendment No. 1 as Exhibit 2 and the Press Release attached to Amendment No. 1 as Exhibit 3, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

Exhibit 1	Joint Filing Agreement dated as of April 11, 2013, among Crest Financial Limited, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC, DTN Investments, LLC, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust, Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel 2012 Trust, Mr. Halim Daniel, Uniteg Holding SA and Crest Switzerland, LLC

Exhibit 2	Press Release by Crest Financial Limited dated as of April 10, 2013

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2013

CREST FINANCIAL LIMITED

by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Executive Vice President, Secretary and Treasurer

CREST INVESTMENT COMPANY

by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Executive Vice President, CFO and Treasurer

JAMAL AND RANIA DANIEL REVOCABLE TRUST

by	/s/ Jamal Daniel
Name: Jamal Daniel
Title: Trustee

JAMAL DANIEL

by	/s/ Jamal Daniel
Name: Jamal Daniel

RANIA DANIEL

by	/s/ Rania Daniel
Name: Rania Daniel

DTN LNG, LLC

by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Manager, President, Secretary and Treasurer

DTN INVESTMENTS, LLC

by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Manager, President, Secretary and Treasurer

DARIA DANIEL TRUST

by	/s/ John M. Howland
Name: John M. Howland
Title: Trustee

THALIA DANIEL TRUST

by	/s/ John M. Howland
Name: John M. Howland
Title: Trustee

NAIA DANIEL TRUST

by	/s/ John M. Howland
Name: John M. Howland
Title: Trustee

JOHN M. HOWLAND

by	/s/ John M. Howland
Name: John M. Howland

ERIC E. STOERR

by	/s/ Eric E. Stoerr
Name: Eric E. Stoerr

HALIM DANIEL 2012 TRUST

by	/s/ Michael Wheaton
Name: Michael Wheaton
Title: Trustee

HALIM DANIEL

by	/s/ Halim Daniel
Name: Halim Daniel

MICHAEL WHEATON

by	/s/ Michael Wheaton
Name: Michael Wheaton

UNITEG HOLDING SA

by	/s/ Luis Bosque
Name: Luis Bosque
Title: President

CREST SWITZERLAND LLC

by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Manager

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 1	Joint Filing Agreement dated as of April 11, 2013, among Crest Financial Limited, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC, DTN Investments, LLC, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust, Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel 2012 Trust, Mr. Halim Daniel, Uniteg Holding SA and Crest Switzerland, LLC

Exhibit 2	Press Release by Crest Financial Limited dated as of April 10, 2013

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF CERTAIN REPORTING PERSONS

The following is a list of the executive officers and directors of certain Reporting Persons, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. The current business address of each such person is JP Morgan Chase Tower, 600 Travis, Suite 6800, Houston, TX 77002. All executive officers and directors listed below are citizens of the United States of America.

Crest Financial Limited

Name	Present Position
Jamal Daniel	President
Pamela E. Powers	Executive Vice President, Secretary and Treasurer
David K. Schumacher	General Counsel

Crest Investment Company

Name	Present Position
Jamal Daniel	Sole Director and President
Pamela E. Powers	Executive Vice President, CFO and Treasurer
Eric E. Stoerr	Senior Vice President of Energy
Michelle Upton	Vice President
Marie Vajdak	Secretary

DNT LNG, LLC

Name	Present Position
Pamela E. Powers	Manager, President, Secretary and Treasurer

DNT Investments, LLC

Name	Present Position
Pamela E. Powers	Manager, President, Secretary and Treasurer

Crest Switzerland LLC

Name	Present Position
Pamela E. Powers	Manager, Executive Vice President, Secretary and Treasurer
John Howland	President

Uniteg Holding SA

Name	Present Position
Luis Bosque	President